DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863

September 17, 2025

VIA EDGAR

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Mindy Rotter
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Sardis Credit Opportunities Fund; File Nos. 333-286563 and 811-23962

Dear Ms. Rotter,

On April 14, 2025, Sardis Credit Opportunities Fund (the “Fund” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-2 (the “Registration Statement”). On May 19, 2025, Raymond Be provided written comments regarding the Registration Statement. On July 31, 2025, the Registrant filed pre-effective amendment 1 to the Registration Statement (the “Amendment”). On September 16, 2025, you provided oral comments to the Amendment. Please find below your comments and the Registrant’s responses, which the Registrant has authorized us to make on behalf of the Registrant.

1. Please confirm in correspondence that a pre-effective amendment with a new auditor consent will be filed in EDGAR as soon as possible.

The Registrant confirms that it will file the pre-effective amendment to the Registration Statement with the new consent as soon as possible.

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If you have any questions or comments, please contact the undersigned at 404.736.7863. Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle
Tanya L. Boyle

Cc	Raymond Be